

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 28, 2020

Abhijit Bhattacharya
Chief Financial Officer
KONINKLIJKE PHILIPS NV
Philips Center
Amstelplein 2
Amsterdam 1096 BC
Netherlands

     Re: KONINKLIJKE PHILIPS NV
        Form 20-F for the Year Ended December 31, 2019
        Filed February 25, 2020
        File No. 001-05146-01

Dear Mr. Bhattacharya:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2019

7 Financial Performance
7.1 Performance Review, page 2

1.   We note no discussion of cost of sales. Given the significance of such costs to your results of operations for each period presented as well as the size of your operations, please revise and expand future filings to separately quantify and discuss factors responsible for changes in the levels of the company's cost of sales on a consolidated basis and by segment. As part of your revised disclosure, please quantify and discuss the impact of each significant component of costs comprising cost of sales that caused them to materially vary (or not vary when expected to) instead of using terms such as "primarily" or "partially offset". This disclosure should be presented in a manner to allow investors to discern the relative contribution of material components contributing to the total change in

cost of revenues and operating costs and the resulting gross margin. Please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components that offset each other should be separately disclosed, quantified, and discussed (not netted). As part of your response, please provide us with examples of your intended disclosures based on current financial results.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson, Staff Accountant, at (202) 551-3346 or Melissa Raminpour, Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Delwin Witthoft